SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2000
                              ---------------------

                               BRIGHT STATION PLC
                 (formerly known as The Dialog Corporation plc)
             (exact name of registrant as specified in its charter)

                              ---------------------

                          THE COMMUNICATIONS BUILDING
                              48 LEICESTER SQUARE
                            LONDON WC2H 7DB, ENGLAND
                    (Address of Principal Executive Offices)

                              ---------------------

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      FORM 20-F |X|          FORM 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            YES |_|         NO |X|

     On June 30, 2000, the Registrant issued a press release entitled: "Bright Station plc Reports Q1 2000 Results."

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2000

                                 BRIGHT STATION PLC


                                 By: /s/ David G. Mattey
                                   --------------------------------------
                                     David G. Mattey
                                     Chief Financial Officer


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                                 EXHIBIT INDEX


Exhibit No.                        Description
-----------                        -----------

99.1 Press Release, "Bright Station plc Reports Q1 2000 Results" dated June 30, 2000